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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2020

Commission File Number: 001-15102

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Embraer S.A.

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Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EMBRAER S.A.
PUBLIC COMPANY
CNPJ/ME: 07.689.002/0001-89
NIRE: 35.300.325.761

MATERIAL FACT

São José dos Campos, March 26, 2020 - Embraer S.A. (“Company” or “Embraer”) informs the market that it has been monitoring the COVID-19 outbreak and its impacts on its employees, operations, the global economy, the supply and the demand for its products and services. The Company´s Crisis Committee monitors on a daily basis the development of the pandemic situation and it has implemented contingency plans to act as quickly as necessary as the current situation continues to unfold.

Embraer has so far not suffered extensive delays in its supply chain, production operations, or material impacts on the demand for its products. Nevertheless, due to the uncertainty related to the spread of the virus, we are suspending the projections presented, on November 12, 2019, in relation to the expected results for 2020. Updated projections will be disclosed as soon as we have a greater visibility into the impact of the virus on the Company's businesses. At the Company's premises in Brazil, some essential activities continue to operate on a regular basis, some employees are working from home (home office) and those employees who cannot perform their activities remotely have been placed on temporary paid leave until March 31, 2020. The Company assesses the implementation measures related to these in its premises abroad. Such measures aim to preserve the health and well-being of Embraer's employees.

If the measures being taken around the world in an attempt to slow down the spreading of the virus turn out to be persistent, this will have significant negative impacts on the global economy, which could cause an adverse effect on us. Governments have already imposed severe measures, such as quarantines, travel and flight restrictions, reduction in movement between countries, all of which we expect to generate some disruptions in the supply and demand side of our businesses.

While Embraer has weathered economic and geopolitical crises in the past, and the Company’s management and all of its employees remain committed to achieving its long-term targets, we cannot at this point foresee to what extent this virus and measures to attempt to contain it will affect us.

Embraer’s top priority remains the health and safety of its employees, customers, and other collaborators.

São José dos Campos, March 26, 2020.

Antonio Carlos Garcia

Executive Vice President of Finance and Investor Relations

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 26, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations